THE CO-OWN CO.

URBAN CO-LIVING

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

The Co-Own Company LLC

A Member-Managed Limited Liability Company

August 31, 2020

OPERATING AGREEMENT

THIS OPERATING AGREEMENT of the Co-Own Company LLC, a Colorado limited liability company, is made and entered into effective this 31st day of August 2020 by and among the Members ("Members").

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1 Formation. The Members have formed a limited liability company under the name The Co-Own Company LLC, (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the Colorado Limited Liability Company Act (the "Act"). The Members agree to file with the appropriate agency within the State of Colorado charged with processing and maintaining such records any and all documentation required for the formation of the Company and to maintain the Company in good standing into the future. The rights and obligations of the parties are as provided in this Agreement, except as otherwise expressly provided otherwise in Act.

1.2 Name. The business of the Company will be conducted under the name The Co-Own Company LLC, or such other name upon which the Members may unanimously agree in the future.

1.3 Purpose. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed within the State of Colorado.

1.4 Office. The Company will maintain its principal business office within the State of Colorado at the following address: 201 Milwaukee Street, Suite 200, Denver, Colorado 80206.

1.5 Registered Agent. Jason Lewiston is the Company's initial registered agent in the State of Colorado, and the registered office is 201 Milwaukee Street, Suite 200, Denver, Colorado 80206.

1.6 Term. The term of the Company commenced on June 18, 2019 and shall continue perpetually unless terminated as provided in this Agreement.

1.7 Names and Addresses of Members. The Members' names and addresses shall be maintained by the company.

1.8 Admission of Additional Members. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the Company of a new interest in the Company without the prior written consent of the Member-Manager obtained beforehand.

SECTION 2

CAPITAL CONTRIBUTIONS

2.1 Initial Contributions. The Members initially shall contribute to the Company capital as described in this Agreement.

2.2 Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

2.4 Authorized Capital. A total of 100 Common Units, $1,070,000 in convertible promissory notes, and 18,680 Series A 18% Debenture Units, totaling $9,340,000, are authorized and may be issued in the future in accordance with the terms and conditions of this Agreement

2.5 Issued and Outstanding Capital: Jason Lewiston owns 100 voting Common Units.

2.6 Capital Previously Authorized, But Not Yet Issued: The Company has set aside 18,680 Series A 18% Debenture Units for sale to investors.

2.7 No Employee Incentives: At present, the Company has no intention of setting aside any Common Units, convertible promissory notes or Series A 18% Debenture Units for any employee incentive program.

2.8 Terms of Series A 18% Debenture Units: Each Series A 18% Debenture Unit shall consist of one Debenture with a face value of $500. Accrued interest on the Debenture Units shall be paid at the Maturity Date, calculated at a rate of 18% per annum (prorated for periods of less than a full calendar year) and to the extent not fully paid and discharged as of the Maturity Date, on January 15th of each year thereafter (accrued for the prior year as of December 31st of such year) for as long as such principal amount and accrued interest have not been paid in full.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members who hold Common Units in proportion as set forth in the company's books and records as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 Distributions. The Member(s) who hold Common Units shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to

herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Member-Manager. Distributions in liquidation of the Company or in liquidation of a Common Unit Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2) (ii)(b)(2). To the extent a Common Unit Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.3 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in the Private Placement Memorandum. No Member has any drawing account in the Company. The Company will redeem the debentures and distribute the remaining net profits to its Common Unit Members in accordance with the terms of the Private Placement Memorandum.

3.4 Profit Distribution. The profits of the Company will be distributed in the following manner. Upon the sale of the Projects as noted in the Private Placement Memorandum:

(1) The Series A 18% Debenture Units shall be redeemed first for the original value of $500 per debenture along with any accrued interest owing thereon.

(2) Each Common Unit Member will receive a pro rata distribution equal to 100% of the remaining proceeds for each Unit held.

SECTION 4

INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "nolo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 5

POWERS AND DUTIES OF MANAGERS

5.1 Management of Company. Jason Lewiston is and shall be, until his resignation in writing, if any, the Company's sole Member-Manager.

5.2 Authority of the Member-Manager. The Member-Manager, within his authority as granted by the Act and the terms of this Agreement, shall have the complete power and authority to manage and operate the Company on a day-to-day basis and to make all decisions affecting its operations and ongoing business affairs.

5.3 Authority Withheld from Member-Manager. Except as otherwise provided in this Agreement, all decisions and documents relating to the ownership, capital accounts and profit and loss distributions of the Company shall be made and executed by a majority in interest of the Members.

5.4 Third Parties. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Member-Manager in connection with the management and operation of the business and affairs of the Company on a day-to-day basis. However, any matters affecting the ownership, capital accounts or profit and loss distributions of the Company must have the written consent of a majority in interest of the Members prior to reliance thereon by any third party.

5.5 Decisions by Members. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a majority of the Members.

5.6 Withdrawal by a Member. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 Organization Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement except if provided for within the Private Placement Memorandum.

6.3 Member Manager Compensation. Prior to the sale of the Projects and until a distribution in full has been made to the holders of the Series A 18% Debenture Units, the Member-Manager shall receive no salary. Thereafter, the Member-Manager shall be entitled to negotiate with any and

all co-owners of the Properties sold as part of the Project any compensation arrangements with such co-owners as such co-owners and the Member-Manager shall agree.

6.4 Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 Method of Accounting. The Company will use the method of accounting previously determined by the Member-Manager for financial reporting and tax purposes.

7.2 Fiscal Year; Taxable Year. The fiscal year and the taxable year of the Company is the calendar year.

7.3 Capital Accounts. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 Banking. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Member-Manager. The Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

7.5 Books of Account. The Manager shall cause the Company to maintain full and accurate books and records at its principal place of business, showing all receipts and expenditures, assets and liabilities, profits and losses, and all other matters as required by law. The books and records of the company shall be open to the reasonable inspection and examination of each member in person or by its duly authorized representative at any time during regular business hours for any purpose reasonably related to such Members' interest as a Member.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1 Sale or Encumbrance Prohibited. Except as otherwise required by the terms of any "Section 213 Program" (as such term is defined in the Private Placement Memorandum) for construction loans issued by the appropriate agency of the Federal government under the Federal National Housing Act, or as otherwise permitted in this Agreement, no Common Unit Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Common Unit Members determined on a per capita

basis.

8.2 Right of First Refusal. Notwithstanding Section 8.1, a Common Unit Member may transfer all or any part of such member's interest in the Company (the "Interest") as follows:

8.2.1 The Common Unit Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Common Unit Members, specifying the price and terms on which the Common Unit Member is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, the remaining Common Unit Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Common Unit Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Common Unit Members desiring to acquire the Interest.

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If the other Common Unit Members fail or refuse to notify the transferring member of their desire to acquire all of the Interest proposed to be transferred within the 30 day period following receipt of the Notice, then the Common Unit Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30 day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Common Unit Member be entitled to and elect to acquire all the Interests of the other Common Unit Members of the Company in accordance with the provisions of Section 8.2, the acquiring member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 Substituted Parties. Any transfer in which the Transferee becomes a fully substituted Common Unit Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 Death, Incompetency, or Bankruptcy of Member. On the death, adjudicated incompetence, or bankruptcy of a Common Unit Member, unless the Company exercises its rights under Section 8.5, the successor in interest to the Common Unit Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the retiring Common Unit Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Common Unit Members determined on a per capita basis admit the transferee as a fully substituted Common Unit Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Common Unit Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Common Unit Member.

8.5 Death Buy Out. Notwithstanding the foregoing provision of Section 8, the Members covenant and agree that on the death of any Common Unit Member, the Company, at its option, by providing written notice to the estate of the deceased member within 180 days of the death of such member, may purchase, acquire, and redeem the Interest of the deceased member in the Company pursuant to the provision of Section 8.5.

The value of each Common Unit Member's Interest in the Company will be determined on the date this Agreement is signed. The value of each Common Unit Member's Interest will be re-determined unanimously by the Common Unit Members annually, unless the Common Unit Members unanimously decide to re-determine those values more frequently. The purchase price for a decedent member's interest conclusively is the value last determined before the death of such member; provided, however, that if the latest valuation is more than two years before the death of the deceased member, the provisions of Section 8.5.2 will apply in determining the value of such member's Interest in the Company.

8.5.1 If the Common Unit Members have failed to value the deceased member's Interest within the prior two year period, the value of each Common Unit Member's Interest in the Company on the date of death of the deceased member, in the first instance, will be determined by mutual agreement of the surviving Common Unit Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Common Unit Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to reach an agreement on a determination of the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount

equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 8. The appraisal may not consider and discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser whose subsequent determination shall be final and binding on all the parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased member will be offset against the purchase price paid for the deceased member's Interest in the Company.

8.5.2 Closing of the sale of the deceased Common Unit Member's Interest in the Company will be held at the office of the Company on a date designated by the Company, not be later than 90 days after agreement with the personal representative of such deceased member's estate on the fair market value of such deceased member's Interest in the Company; provided, however, that if the purchase price is determined by appraisals as set forth in Section 8.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after such deceased member's death, the surviving Common Unit Members have the right to apply for and have a personal representative appointed.

8.5.3 At closing, the Company will pay the purchase price for the deceased Common Unit Member's Interest in the Company. If the purchase price is less than $1,000, the purchase price will be paid in cash; if the purchase price is $1,000 or more, the purchase price will be paid as follows:

(1) $1,000 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Common Unit Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.4 At the closing, the deceased Common Unit Member's estate or personal representative must assign to the Company all of the deceased member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased member's right, title, and interest in the Company and its assets. If either the Company or the deceased member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.5 On completion of the purchase of the deceased Common Unit Member's Interest in the Company, the Ownership Interests of the remaining Common Unit Members will increase proportionately to their then existing Ownership Interests.

SECTION 9

DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 Dissolution. The Company will be dissolved on the happening of any of the following events:

9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2 The agreement of all of the Common Unit Members;

9.1.3 By operation of law; or

9.1.4 The death, incompetence, expulsion, or bankruptcy of a Member-Manager, or the occurrence of any event that terminates the continued membership of a Member-Manager in the Company, unless there are then remaining at least the minimum number of Common Unit Members required by law and all of the remaining Common Unit Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 Winding Up. On the dissolution of the Company (if the Company is not continued), the Common Unit Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Common Unit Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To the payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Common Unit Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Common Unit Member(s); and

9.2.3 To the Common Unit Member(s) in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Common Unit Member pursuant to Section 9.2.3.

SECTION 10

GENERAL PROVISIONS

10.1 Amendments. Amendments to this Agreement may be proposed by any Common Unit Member. A proposed amendment will be adopted and become effective as an amendment only on

the written approval of all of the Common Unit Members.

10.2 Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Colorado (without regard to principles of conflicts of law).

10.3 Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the Members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement which adversely affects a Member's interest hereunder will be binding on any Member unless in writing and signed by all such Members.

10.4 Attorney Fees. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 Captions. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year written:

MEMBERS:

____
Manager Member – Jason Lewiston

Date: ________________________